METALLA REPORTS FINANCIAL RESULTS FOR THE 2022 FISCAL YEAR AND PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
March 31, 2023

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the year ended December 31, 2022. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended December 31, 2022. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the year ended December 31, 2022. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended December 31, 2022, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended December 31, 2022, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, President, and CEO of Metalla, commented, "2022 was a significant year for Metalla and the precious metals royalty landscape. During the year Metalla announced five transactions to acquire fifteen new royalties and streams, for a combined purchase price of $33.5 million in cash and stock. Looking forward, we see a tremendous opportunity to capitalize on our business strategy and believe Metalla has a significant advantage in 2023, attracting more high-quality third-party assets, given our size, scale, and track record."

FINANCIAL HIGHLIGHTS

During the year ended December 31, 2022, and the subsequent period up to the date of this news release, the Company:

  Acquired, or amended agreements for 1 stream and 14 royalties, through the following transactions:
    Acquired a portfolio of eight royalties from First Majestic Silver Corp. ("First Majestic") for $20.0 million in common shares of Metalla valued at $4.7984 per share, representing the 25-day volume-weighted average price ("VWAP") of shares of Metalla traded on the NYSE prior to the announcement of the transaction. Upon closing, the Company issued to First Majestic 4,168,056 common shares of the Company. The royalties acquired in this transaction included:
      a 100% Gross Value Return ("GVR") royalty on gold production from the producing La Encantada mine located in Coahuila, Mexico operated by First Majestic limited to 1,000 ounces annually;
      a 2.0% Net Smelter Return ("NSR") royalty on the past producing Del Toro mine located in Zacatecas, Mexico owned by First Majestic;
      a 2.0% NSR royalty on the La Guitarra mine located in Temascaltepec, Mexico owned by Sierra Madre Gold and Silver Ltd.;
      a 2.0% NSR royalty on the Plomosas project located in Sinaloa, Mexico owned by GR Silver Mining Ltd.;
      a 2.0% NSR royalty on the past-producing San Martin mine located in Jalisco, Mexico owned by First Majestic;
      a 2.0% NSR royalty on the past producing La Parrilla mine located in Durango, Mexico owned by First Majestic and subject to a binding purchase agreement with Golden Tag Resources Ltd.;
      a 2.0% NSR royalty on the La Joya project located in Durango, Mexico owned by Silver Dollar Resources; and
      a 2.0% NSR royalty on the La Luz project located in San Luis Potosi, Mexico owned by First Majestic.
    Acquired an existing 2.5%-3.75% sliding scale Gross Proceeds ("GP") royalty over gold and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick Gold Corporation's ("Barrick") world-class Lama project located in Argentina, from an arm's length seller to for aggregate consideration of $7.5 million, to be satisfied by Metalla through the payment on the closing date of $2.5 million in cash and $2.5 million in common shares valued at $5.3553 per share, representing the 15-day VWAP of shares of Metalla traded on the NYSE prior to the announcement of the transaction, the remaining $2.5 million, to be paid in cash or common shares, is payable within 90 days upon the earlier of a 2 Moz gold mineral Reserve estimate on the royalty area or 36 months after the closing date. The transaction closed on March 9, 2023, at which time the Company paid the $2.5 million in cash and issued 466,827 common shares of the Company to the arm's length seller;
    Acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for $5.0 million in common shares of Metalla valued at $5.3228 per share, representing the 20-day VWAP of shares of Metalla traded on the NYSE prior to the announcement of the transaction. The transaction closed on February 23, 2023, at which time the Company issued 939,355 common shares of the Company to Alamos. The stream and royalties acquired in this transaction include:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.
  Acquired a 1.0% NSR royalty on the Lac Pelletier project owned by Maritime Resources Corp. from an arm's length seller for total consideration of C$0.3 million in cash.  The Lac Pelletier project is located in Rouyn Noranda, Quebec and is within ten kilometers of the Yamana Gold Inc. ("Yamana") Wasamac project where Metalla holds a 1.5% NSR royalty; and
  Amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine. In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the NSR royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor Mine.
  On May 12, 2022, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2020, and enhanced the Company's financial flexibility. In connection with this transition, the Company terminated its At-The-Market ("ATM") program announced on May 14, 2021 (the "2021 ATM Program"). From inception on May 14, 2021, to the termination on May 12, 2022, the Company distributed 1,990,778 common shares under the 2021 ATM program at an average price of $8.18 per share for gross proceeds of $16.3 million; and
  On May 27, 2022, the Company announced that it had entered into a new equity distribution agreement with a syndicate of agents to establish an ATM equity program (the "2022 ATM Program") under which the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in common shares of the Company. From inception to the date of this press release, the Company distributed 1,048,649 common shares under the 2022 ATM Program at an average price of $5.18 per share for gross proceeds of $5.4 million;
  On March 30, 2023, the Company signed a binding term sheet with Beedie Capital to amend its loan facility  by: (i) extending the maturity date to 48 months from the close of the amendment; (ii) increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million; increasing the interest rate from 8.0% to 10.0% per annum; amending the conversion price of the C$3.0 million fourth drawdown from C$11.16 per share to a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment; amending the conversion price of C$4.0 million of the C$5.0 million third drawdown from C$14.30 per share to the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price; and amending the conversion price of the remaining C$1.0 million of the third drawdown to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment.  All other terms remain of the loan facility unchanged, and the amendment is subject to regulatory approvals;
  On March 30, 2023, the Company signed an amendment with the arm's length seller of the Castle Mountain royalty to extend the maturity date of the $5.0 million loan from June 1, 2023, to April 1, 2024. As part of the amendment, on March 31, 2023, the Company will pay any accrued interest on the loan, effective April 1, 2023, the interest rate will increase to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024;

  For the year ended December 31, 2022, received or accrued payments on 2,681 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,765 and an average cash cost of $7 per attributable GEO (see Non-IFRS Financial Measures);
  For the year ended December 31, 2022, recognized revenue from royalty and stream interests, including fixed royalty payments, of $2.4 million, net loss of $10.9 million, and adjusted EBITDA of negative 1.5 million (see Non-IFRS Financial Measures);
  For the year ended December 31, 2022, generated operating cash margin of $1,758 per attributable GEO, from the Wharf, El Realito, Joaquin, and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see Non-IFRS Financial Measures); and
  For the year ended December 31, 2022, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.4 million (see Non-IFRS Financial Measures).

ASSET UPDATES

Below are updates during the three months ended December 31, 2022, and subsequent period to certain of the Company's assets and is based on information publicly filed by the applicable project owner:

La Encantada

On February 23, 2023, First Majestic announced 107 ounces of gold production from La Encantada in the fourth quarter of 2022 for a grand total of 413 ounces of gold for 2022. Silver production for the mine totaled 3.09 Moz and 2023 guidance is in the range of 2.9 - 3.2 Moz silver. First Majestic plans to complete 8,000 meters of exploration drilling to continue searching for a new mineralized breccia body as well as extend and de-risk some of the known veins. First Majestic will continue to advance mining at La Encantada towards the Ojuelas and Beca-Zone orebodies to extract higher-grade ores.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On February 16, 2023, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 16,669 oz gold for the fourth quarter. Agnico also reported that the 2023 midpoint guidance for the La India mine is expected to be 65 Koz gold. The stripping ratio for early El Realito mining phases was higher than anticipated and resulted in fewer tonnes places on the leach pad. During 2023, Agnico plans to complete 4,000 meters of exploration drilling at the Chipriona deposit, which is currently open along strike with the El Realito royalty boundary.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf Royalty

On February 22, 2023, Coeur Mining Inc. ("Coeur") reported fourth quarter production of 19.9 Koz gold at 0.65 g/t, in line with full year guidance for Wharf disclosed by Coeur on February 16, 2022. Coeur has guided 2023 production to be in the range of 85 - 95 Koz. Successful exploration and infill drilling during the year allowed for a 7% increase, net of depletion, at Wharf where Proven & Probable Reserves totaled 908 Koz gold at 0.027 oz/t (0.84 g/t). Additionally, a total of 293 Koz gold at 0.02 oz/t (0.62 g/t) of Measured & Indicated Resources, and Inferred Resources stand at 63 Koz gold at 0.02 oz/t (0.62 g/t), were declared at Wharf. Exploration efforts in 2023 will focus on geological modelling and planning for 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

New Luika Silver Stream

On January 18, 2023, Shanta Gold Limited ("Shanta") reported that it produced 16.7 Koz of gold at its NLGM in Tanzania in the fourth quarter of 2022, in line with full year production guidance of 68-76 Koz gold. On February 27, 2023, Shanta announced the extension of the mine life at NLGM through to Q1 2028 through the increase in Mineral Reserves at the mine. Total Proven & Probable Mineral Reserves at NLGM now stand at 394 Koz at 2.85 g/t gold, with Measured & Indicated Resources at 764 Koz at 2.78 g/t gold. In addition, a tailings retreatment project at NLGM contributed an additional 48 Koz of recoverable gold and extends the NLGM operating life to at least February 2031.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Côté-Gosselin

On February 2, 2023, and February 16, 2023, IAMGOLD Corporation ("IAMGOLD") reported that it had completed 73% of the construction at the Côté Gold Project and drill results received for the 2022 drill program continue to highlight the resource expansion potential of the Gosselin deposit both to the south of the recently declared 5Moz Resource estimate and at depth. Significant intercepts include 1.99 g/t gold over 342.2 meters, 1.29 g/t gold over 313 meters, 1.5 g/t gold over 181 meters and 0.66 g/t gold over 388.5 meters.

Additional technical studies are planned to complete metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of Gosselin into future Côté life-of-mine plans.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the 5 Moz gold Gosselin Resource estimate.

Lama

On February 15, 2023, Barrick reported that drilling of Lama targets continued during the quarter with two drill rigs testing mineralization concepts at Penelope South and Porfiada targets. Total exploration, evaluation and project expenses for the whole Pascua-Lama project totaled $52 million for the year end 2022. For 2023, Barrick has budgeted $75 million for exploration at Lama.

Metalla holds a 2.5%-3.75% GP royalty on gold and a 0.25%-3.0% NSR royalty on all other metals (other than gold and silver) at Lama.

Castle Mountain

On February 21, 2023, Equinox Gold Corp. ("Equinox") reported production in the third quarter of 6,124 ounces of gold and exploration expenditure for the total year of $2.2 million at the Castle Mountain property. The environmental review process and public scoping of the Phase 2 permit amendment is anticipated to begin in the first half of 2023.

Equinox also reported that in 2023, Equinox plans to spend $8 million on Castle Mountain phase two optimization, engineering and permitting.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Santa Gertrudis

On February 16, 2023, Agnico provided a resource update on the Santa Gertrudis project near Hermosillo, Mexico where Agnico expects to spend $7.3 million for 10,000 meters of drilling in 2023. Measured & Indicated resources at Santa Gertrudis totaled 516 Koz at 0.91 g/t gold and 2,106 Koz at 3.71 g/t silver. Inferred resources totaled 1,464 Koz at 2.25 g/t gold and 7,548 Koz at 11.58 g/t silver.

Metalla holds a 2.0% NSR royalty on the Santa Gertrudis project.

Garrison

On January 6, 2023, Moneta Gold Inc. ("Moneta") announced their plans to complete a 190,000 meter drill program to upgrade the resource and infill drilling to support a pre-feasibility study at the Tower Gold Project. In addition, Moneta plans to assess the expansion of underground resources through additional exploration drilling at the Garrcon deposit and evaluate opportunities to increase underground production rates from the PEA results.

On September 7, 2022, Moneta announced positive results for a PEA for the Tower Gold Project envisioning a 19,200 tpd combined open pit and underground mining operation with strong economics. Average annual gold production over the first eleven years is expected to be 368 Koz gold with the majority of the ounces in the first five to six years sourced from the Garrison open pit.

Metalla holds a 2.0% NSR royalty on the Garrison project.

Wasamac

On February 16, 2023, Agnico reported they are reviewing the technical aspects of the project with a focus on processing ore at the Canadian Malartic mill, which is expected to reduce the project footprint and capital cost. An internal evaluation of the project is expected in the fourth quarter of 2023 and Agnico expects the project has the potential to produce 200 Koz gold per year. Agnico is in the process of acquiring the Wasamac project through its acquisition of Yamana's portfolio of Canadian assets.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Amalgamated Kirkland Property

On February 16, 2023, Agnico reported it is evaluating the potential to source additional production from Amalgamated Kirkland to be processed at either Macassa or at the LaRonde complex. Agnico is evaluating the potential to produce between 20 Koz to 40 Koz of gold per year from the AK deposit commencing in 2024. A total of 16,438 meters of drilling was completed at the AK deposit in 2022. In addition, Agnico declared 100 Koz at 5.2 g/t gold 2P mineral reserves at AK for end 2022.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Fifteen Mile Stream

On February 22, 2023, St. Barbara Limited ("St Barbara") reported a revised permitting timeline for Fifteen Mile Stream of development in FY26 was declared. In addition, St. Barbara will investigate repurposing the Touquoy processing facility for use at Fifteen Mile Stream to lower capital cost and construction cost. On October 18, 2022, St Barbara Limited reported that permitting for the Fifteen Mile Stream was approved under the Federal Canadian Environmental Assessment Act 2012 (CEAA2012) permitting process and they will target construction of the mine in 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Tocantinzinho

On October 18, 2022, G Mining Ventures Corp. ("G Mining") provided an update on its recently concluded drill program at the Tocantinzinho project ("TZ") in Pará, Brazil. Infill drilling within the Feasibility Study pit shell returned significant results of 1.48 g/t gold over 193.6 meters and 1.7 g/t gold over 144.7 meters. Drilling outside of the feasibility study pit shell confirmed mineralization with significant intercepts of 1.05 g/t gold over 72.1 meters and 0.98 g/t gold over 10.4 meters. In addition, G Mining identified new targets for greenfield exploration around TZ. The high priority target called Castor is located directly southeast of TZ. Early exploration on the target has returned significant intercepts of 2.2 g/t gold over 8.4 meters and 1.66 g/t gold over 8 meters. A follow up drill program is planned for Q4 2022 and 2023. On September 12, 2022, G Mining announced a positive construction decision for TZ.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

Fosterville

On October 26, 2022, Agnico reported that gold production from Fosterville for the full year of 2022 totalled 338 Koz gold. During 2023, Agnico plans to spend $20.8 million for 105,300 meters of capitalized drilling and development of exploration drifts to replace Mineral Reserve depletion and to add Mineral Resources in the Lower Phoenix, Cygnet and Robbins Hills areas. Agnico will spend another $4.4 million for 11,300 meters of underground and surface expensed exploration with the aim of discovering addition high-grade mineralization at Fosterville.

During the third quarter, significant progress was made on exploration down plunge of the Lower Phoenix system and the newly discovered Cardinal splay zone with significant highlights of 365.5 g/t gold over 1.1 meters, approximately 100 meters down plunge of the Lower Phoenix Mineral Resource, 226.2 g/t gold over 1.4 meters with visible gold and 168.2 g/t gold over 2.9 meters. In addition, significant intercepts further down plunge the Lower Phoenix Mineral Resources returned 14.6 g/t gold over 10.6 meters and 5.5 g/t gold over 21.9 meters. Further to an exploration update by Agnico on August 11, 2022, expansion drilling in the Lower Phoenix returned significant results of 31.5 g/t gold over 8 meters and 226.2 g/t gold over 1.4 meters.

Management has estimated the Metalla royalty boundary is approximately 650-800 meters down dip from the reported drill intercepts in the Lower Phoenix zone.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

CentroGold

On February 22, 2023, Oz Minerals stated that the relocation plan required for progressing the court injunction removal for CentroGold was approved with the Federal body of the National Institute of Colonization and Agrarian Reform (INCRA). The request to remove the injunction has been submitted to the court. Oz Minerals plans to complete a feasibility study on the project once the injunction is removed. In addition, exploration expenses of $2.3 million were spent on the project for the quarter.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Big Springs

On November 15, 2022, Warriedar Resources Limited ("Warriedar") (formerly Anova Metals Limited) announced a 21% increase to Measured & Indicated Resources at the Big Springs project in Nevada, coming in at 555 Koz at 2.5 g/t gold. Total Resources including Inferred now stand at 1,014 Koz gold at 2.0 g/t gold. For 2023, Warriedar has stated substantial further resource growth potential is set to be pursued with aggressive drilling program expected in 2023.

Metalla holds a 1.0-2.0% NSR on the Big Springs and Golden Domes project.

Akasaba West

On February 16, 2023, Agnico, who is currently in the process of closing its acquisition of Yamana, announced that removal of overburden and installation of surface infrastructure was ongoing to bring the Akasaba West project online for early 2024 where it is expected to contribute 12,000 ounces of gold per year to the Goldex operation.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Endeavor

On March 28, 2023, Polymetals Resources Ltd. ("Polymetals") announced the execution of a share sale and purchase agreement in relation to the proposed acquisition of all of the issued share capital of Orana Minerals Pty Ltd., which is the sole shareholder of Cobar Metals Pty Ltd. ("Cobar Metals").  Cobar Metals has in turn entered into an agreement to purchase the Endeavor lead, zinc and silver mine in Australia via the acquisition of three project companies, including Cobar Operations Pty Ltd. ("Cobar Operations"). Polymetals announced it is focused on various aspects of the Endeavor mine with a view to recommencing operations. Completion of Polymetals acquisition of Orana Minerals Pty Ltd. is subject to approval of Polymetals shareholders, with documents to be sent to shareholders in the near future.  As part of Polymetals proposed acquisition of the Endeavor mine, the Company has entered into an agreement with the holder of the Endeavor mining tenements, Cobar Operations, by which the Company will convert its 100% silver stream in the Endeavor mine to a 4.0% NSR royalty on all lead, zinc and silver produced from those tenements, and the closing of that agreement is pending.

Camflo

On February 16, 2023, Agnico reported the Canadian Malartic partnership has identified porphyry hosted gold mineralization that could potentially be mined via an open pit at the Camflo property and provide tonnage to the Canadian Malartic operation by the end of the decade. Additional studies are underway to fully evaluate the mineralization and additional potential in adjacent rock types. An aggressive drill program of $5 million with 22,000 meters is planned in 2023. The Camflo property covers the past producing Camflo mine which had historical production of approximately 1.6 Moz gold at 5.78 g/t.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~1km northeast of the Canadian Malartic operation.

Montclerg

Through press releases dated February 8, 2023, and January 18, 2023, GFG Resources Inc. reported high grade intervals at the Montclerg Gold Project located 48 km east of the Timmins Gold District. Significant intercepts include 8.46 g/t gold over 5 meters and 9.85 g/t gold over 16 meters.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Detour DNA

On February 16, 2023, Agnico reported the results from step out drilling approximately 2.4 km west of the Detour West pit where a significant drill hole intercepted 2.6 g/t gold over 35.3 meters and 13.7 g/t gold over 3.2 meters.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

Green Springs

On December 9, 2022, Contact Gold Corp. announced it has entered into a $10 million Earn-in with Centerra Gold on the Green Springs project.

Metalla holds a 2.0% NSR royalty on the Green Springs project.

Joaquin and COSE

The Company owns a royalty on the Joaquin project and on the COSE project, both of which are currently owned and operated by Pan American Silver ("Pan American").  The ore from both Joaquin and COSE was trucked to the Manantial Espejo mine where the mill had excess capacity. On February 22, 2023, Pan American released its annual statements and as per those statements it disclosed that mining and processing activities at Manantial Espejo concluded in January 2023 and the assets, including Joaquin and COSE, were placed on care and maintenance at the end of 2022.

The Company considered this announcement as an indicator of impairment on both Joaquin and COSE and as at December 31, 2022, fully impaired both royalties to $nil, and for the twelve months ended December 31, 2022, recorded an impairment charge of $3.7 million related to Joaquin and COSE, concurrently the Company has reclassified the royalties as development stage until operations at each project are restarted.

The Company believes there is significant value that remains at these projects based on historical National Instrument 43-101 Standards of Disclosure of Mineral Projects ("NI 43-101") compliant Resources that were excluded from the Pan American mine plan. If the projects are restarted, or are sold to an entity with a plan to restart mining and processing activities, the Company will do a further analysis to see if any part of the impairment can be reversed in the future.

Metalla holds a 2.0% NSR royalty on Joaquin and holds a 1.5% NSR royalty on COSE.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in NI 43-101.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville price participation royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEO's for the year ended December 31, 2022 were as follows:

Attributable GEOs during the period from:
Higginsville	1,324
Wharf	639
El Realito	226
NLGM	101
COSE	123
Joaquin	268
Total attributable GEOs	2,681

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the year ended December 31, 2022, was:

Cost of sales for NLGM	$18,213
Total cash cost of sales	18,213
Total attributable GEOs	2,681
Average cash cost per attributable GEO	$7

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for the year ended December 31, 2022, was:

Royalty revenue (excluding fixed royalty payments)	$2,164,785
Payments from derivative assets	2,383,974
Revenue from NLGM	182,133
Sales from stream and royalty interests	4,730,892
Total attributable GEOs sold	2,681
Average realized price per attributable GEO	$1,765

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the year ended December 31, 2022, was:

Net loss	$(10,928,334)
Adjusted for:
Royalty interest impairment	3,660,365
Interest expense	1,287,499
Finance charges	137,943
Gain on extension of loan payable	(346,251)
Income tax provision	41,854
Depletion	1,807,592
Foreign exchange gain	(34,781)
Share-based payments	2,880,570
Adjusted EBITDA	$(1,493,543)

Refer the Company's MD&A for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the Company's plans and objections; the effectiveness, and potential use and benefit, of the Company's final short form base shelf prospectus and Form F-10 registration statement; the future sales of common shares under the 2022 ATM program and the value of the gross proceeds to be raised; the amendments to the Amended Loan Facility; the payment of the principal and accrued interest on the Castle Mountain loan and the anticipated timing thereof; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or  forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the completion of 8,000 meters of exploration drilling by First Majestic at La Encantada; the advancement of mining at La Encantada towards the Ojuelas and Beca-Zone orebodies; the expected 2023 midpoint guidance for the La India mine at El Realito; the completion of 4,000 meters of  exploration drilling by Agnico at the Chipriona deposit at El Realito; the expected 2023 production at Wharf; the focus of the exploration efforts at Wharf in 2023; the extension of the mine operating life at NLGM;  additional technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans; Barrick's budget for exploration at Lama; the beginning of the environmental review process and public scoping of the Phase 2 permit amendment at Castle Mountain and the anticipated timing thereof; Agnico's expected expenses for drilling at Santa Gertrudis for 2023; the completion of a 190,000 meter drill program at the Tower Gold Project; Moneta's plan to assess the expansion of underground resources and evaluate the increase of underground production rates; the expected future production at the Tower Gold Project, and anticipated timing thereof; the assessment of the Wasamac project by Agnico, and its expected production potential; the acquisition of the Wasamac project by Agnico; the production potential at the AK deposit and the anticipated timing thereof; St. Barbara's plan to investigate repurposing of the Touquoy processing facility; the construction of the Fifteen Mile Stream mine, and the anticipated timing thereof; G. Mining's plan for a follow-up drill program at Tocantinzinho and the anticipated timing thereof; the expected expenses by Agnico at Fosterville, and the , and the completion of capitalized drilling, development of exploration drifts, and underground and surface exploration; the completion of a feasibility study on CentroGold, and the anticipated timing thereof; the expected drilling program at the Big Springs project, and the anticipated timing thereof, and the potential for substantial further resource growth; the closing of Agnico's acquisition of Yamana; the expected timing of start of production at Akasaba West, and the expected production potential; the recommencing of operations at the Endeavor mine; the completion of Polymetals acquisition of Orana Minerals Pty Ltd. and obtaining the required shareholder approval; the closing of the agreement between the Company and Cobar Operations to convert the Company’s 100% silver stream in the Endeavor mine to a 4.0% NSR royalty on all lead, zinc and silver produced from those tenements; the Company's belief that significant value remains at the Joaquin and COSE projects, and the potential restart of operations at those projects; the potential that the porphyry hosted gold mineralization identified by the Canadian Malartic partnership may be mined via an open pit from the Camflo property, and the anticipated timing of production thereof; the anticipate drill program at Camflo property and the anticipated timing thereof; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla's stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties , gross value royalties and other royalty agreements or interests  and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made;  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;  business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past;  that some royalty and stream interests are subject to rights of other interest-holders;  that Metalla's royalties and streams may have unknown defects; risks related to Metalla's sole material asset, the Côté property; risks related to general business and economic conditions; risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;   that Metalla is dependent on its key personnel;  risks related to Metalla's financial controls;  dividend policy and future payment of dividends;  competition;  that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable;  risks related to conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future; risks associated with Metalla's 2022 ATM Program;   risks related to Metalla's current credit facility and financing agreements;  litigation;  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;  interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk;  risks related to Metalla's information systems and cyber security;  risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business;  risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks;  risks related to climate change; environmental risks;  that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;  risks associated with the acquisition and maintenance of mining infrastructure;  that Metalla's success is dependent on the efforts of operators' employees;  risks related to mineral resource and mineral reserve estimates;  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;  risks related to land title; risks related to international operations;  risks related to operating in countries with developing economies;  risks related to the construction, development and expansion of mines or projects;  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market;  that existing securityholders may be diluted;  risks related to Metalla's public disclosure obligations;  risks associated with future sales or issuances of debt or equity securities; risks associated with the Amended Loan Facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained;  risks related to the enforcement of civil judgments against Metalla;  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and , as the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.